

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

September 13, 2011

Via Email
Christopher Schech
Chief Financial Officer
Foreign Trade Bank of Latin America, Inc.
Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

> **Re: Foreign Trade Bank of Latin America, Inc.**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2010**
> **Filed May 26, 2011**
> **File No. 001-11414**

Dear Mr. Schech:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year ended December 31, 2010

Operating and Financial Review and Prospects, page 30

Asset Quality, page 42

1. Please tell us whether you had any troubled debt restructurings during the periods presented as we could not find any disclosure on this matter. If you have no troubled debt restructurings, please clarify this in future filings. Further, please tell us whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Financial Statements

Note 7 – Loans, page F-27

2. We note your disclosures on your non-accrual loans and your impaired loans. It appears that the balances in these two accounts is the same during the periods presented and we did not note any distinction between non-accrual loans and impaired loans. Please explain to us and revise future filings to clearly define both impaired loans and non-accrual loans and clarify why there are no differences in their balances during the periods presented.

3. We note your tabular presentation in the middle of page F-30 showing the unpaid principal balance of your impaired loans. Please provide us and revise future filings to also include the recorded investment in impaired loans and the amount for which there is a related allowance and no allowance, in accordance with ASC Topic 310-10-50-15a(3).

Note 22 - Fair Value of financial instruments, page F-49

4. We note on page F-28 you have $4.1 million of impaired loans as of December 31, 2010. However, you have not disclosed how you compute the fair value of impaired loans, on a non-recurring basis, in accordance with ASC Topic 820. Please tell us and revise future filings to include this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant